DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of Harley-Davidson, Inc. (the “corporation,” “we,” “us,” and “our”) summarizes general terms and provisions that apply to our capital stock. Because this is only a summary it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our restated articles of incorporation (our “articles of incorporation” and by-laws, as amended (our “by-laws”), which are filed as exhibits to this Annual Report on Form 10-K.
General
Our authorized capital stock consists of 800,000,000 shares of common stock, $0.01 par value per share, and 2,000,000 shares of preferred stock, $1.00 par value per share.
Common Stock; Voting Rights
Subject to Section 180.1150 of the Wisconsin Business Corporation Law (described below under “Articles of Incorporation, By-Laws and Statutory Provisions”), holders of our common stock are entitled to one vote for each share of common stock held by them on all matters properly presented to shareholders. Section 180.0728 of the Wisconsin Business Corporation Law requires that, unless otherwise provided in a corporation’s articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote at a meeting. Our articles of incorporation allow for a majority voting standard in uncontested elections of directors, and our by-laws provide for such a standard.
Subject to the prior rights of the holders of any shares of our preferred stock that are outstanding, our board of directors may at its discretion declare and pay dividends on our common stock out of our earnings or assets legally available for the payment of dividends. Subject to the prior rights of the holders of any shares of our preferred stock that are outstanding, if we are liquidated, any amounts remaining after the discharge of outstanding indebtedness will be paid pro rata to the holders of our common stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
Our board of directors is authorized to issue our preferred stock in one or more series and to fix the voting rights; the designations, preferences, limitations and relative rights of any series with respect to the rate of dividend, the price, the terms and conditions of redemption; the amounts payable in the event of voluntary or involuntary liquidation; sinking fund provisions for redemption or purchase of a series; and the terms and conditions on which a series may be converted.
It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of the corporation.
Articles of Incorporation, By-Laws and Statutory Provisions
Provisions of our articles of incorporation and by-laws might discourage some types of transactions that involve an actual or threatened change of control of the corporation. Our articles of incorporation provide that our board of directors will be composed of not less than six or more than fifteen directors. A director may be removed from office by shareholders prior to the expiration of his or her term, but only for cause and by the affirmative vote of a majority of the votes then entitled to be cast in an election of directors.

Our by-laws provide that a special meeting of shareholders may be called only by a majority of our board of directors and will be called by our board of directors upon the demand of shareholders representing at least 10% of all of the votes entitled to be cast at the special meeting. Our by-laws establish a procedure that shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to us, the receipt by us of written demands for a special meeting from holders of 10% or more of the issued and outstanding shares of common stock, a review of the validity of such demands by an independent inspector appointed by us and the fixing of the record and meeting dates by our board of directors. In addition, shareholders demanding a special meeting must deliver to us a written agreement to pay the costs that we incur in holding a special meeting, including the costs of preparing and mailing the proxy materials for our solicitation of proxies for use at the meeting, in the event such shareholders are unsuccessful in their proxy solicitation.
Our articles of incorporation provide that shareholders may not take action without a meeting by less than unanimous consent. Our articles of incorporation provide that the affirmative vote of the holders of at least eighty percent of all of our capital stock then entitled to vote in an election of directors, considered as one class, is required to amend, alter, change or repeal, or adopt any provision inconsistent with: the provisions of our by-laws relating to special meetings of shareholders; the provisions of our by-laws relating to the record date and notice requirements for annual and special meetings of shareholders; the provisions of our articles of incorporation relating to shareholder action without a meeting; or the provisions of our articles of incorporation requiring at least an eighty percent vote.
Provisions of Wisconsin law might also discourage some types of transactions that involve an actual or threatened change of control of the corporation. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law contain some limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations such as us and a significant shareholder, unless the board of directors of the corporation approves the business combination or the shareholder’s acquisition of shares before these shares are acquired.
Similarly, Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to some business combinations, unless specified minimum price and procedural requirements are met. Following commencement of a takeover offer, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on share repurchases effected at a premium to the market and on asset sales by the corporation, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.
Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of public Wisconsin corporations such as us held by any person or persons acting as a group in excess of 20% of our voting power is limited to 10% of the full voting power of those shares, unless full voting power of those shares has been restored pursuant to a vote of shareholders.
Our by-laws also provide our board of directors with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, our Chairman of the board of directors, our Chief Executive Officer or our board of directors (acting by resolution) may adjourn a shareholder meeting at any time prior to the transaction of business at such meeting, within certain limits. Our by-laws also contain strict time deadlines and procedures applicable to shareholders seeking to nominate a person for election as a director or to otherwise bring business before a meeting.

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